EXHIBIT 23. (h)(4)(f)

AMENDED SCHEDULE A

TO THE FUND ACCOUNTING AGREEMENT BETWEEN
LEE FINANCIAL MUTUAL FUND, INC.
AND
ULTIMUS FUND SOLUTIONS, LLC
Dated: September 30, 2016

FUND PORTFOLIOS

Hawaii Municipal Fund

Lee Financial Mutual Fund, Inc.		Ultimus Fund Solutions, LLC

By:	/s/ Terrence K.H. Lee	By:	/s/ Robert G. Dorsey
	Terrence K.H. Lee		Robert G. Dorsey
Title:	President and CEO	Title:	CEO

Lee Financial Mutual Fund, Inc.

By:	/s/ Charlotte A. Meyer
Charlotte A. Meyer
Title:	Assistant Treasurer